Exhibit 99.1
Shinhan Financial Group 2020 3Q Earnings Release Conference

Shinhan Financial Group will be holding its 2020 3Q Earnings Release Conference on Tuesday, October 27, 2020. The conference will be aired through a live audio webcast on our website – both PC and mobile, www.shinhangroup.com. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Release Conference are as follows:

-	Agenda: 2020 3Q Earnings Release and Q&A
-	Date: October 27, 2020 (Tuesday)
-	Time: 16:00 (Seoul Time)
-	Format: Live Audio Webcast and Conference Call
-	Language: Korean and English

(Simultaneous translations will be available for English-speaking participants)

-	To participate in the Q&A Session:

From Overseas, please dial: 82-31-810-3144

From Korea, please dial: 031-810-3144

Pass Code: 9505#

To request a question, please press: *1 (numbers * and 1)

To cancel a question, please press: *2 (numbers * and 2)

-	A recording of the business presentation will be available at the following URL:

URL: http://www.shinhangroup.com/en/invest/finance/performance_file.jsp

-	To register in advance:

http://pin.teletogether.com/eng

Pass Code: 9505

Our 2020 3Q Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.